SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BEAZER HOMES USA, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.001 Par Value
Stock-Settled Stock Appreciation Rights
(Title of Classes of Securities)
07556Q105
(CUSIP Number of Class of Securities Underlying Options)

Kenneth F. Khoury, Esq.
Executive Vice President and General Counsel
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328
(770) 829-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$320,536	$17.89

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options and/or stock-settled stock appreciation rights to purchase 310,011 shares of common stock of Beazer Homes USA, Inc. having an aggregate value of $320,536 as of August 3, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17.89	Filing Party:	Beazer Homes USA, Inc.
Form or Registration No.:	005-44189	Date Filed:	August 4, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offers).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offers).

Explanatory Note
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 4, 2009, as previously amended on August 31, 2009, relating to an offer by Beazer Homes USA, Inc., a Delaware corporation (“Beazer Homes”), to certain employees to exchange (the “Exchange Offer”) some or all of their outstanding stock options and/or stock-settled stock appreciation rights (“SSARs”), subject to the terms and conditions set forth in the Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for New Restricted Stock Awards, dated August 4, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.
     The following amendment to the Offer to Exchange also applies to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.
     Recent Developments. The section in the Offer to Exchange under the caption “The Offer” titled “Information concerning Beazer Homes; financial information” (Section 10) is hereby amended to add the following:
     “Recent Developments. On September 1, 2009, Beazer Homes announced that it was proposing to issue 12% Senior Secured Notes due 2017 (the “Notes”) in a private offering that is exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”). Subsequently, on September 3, 2009, Beazer Homes priced the Notes at an issue price equal to 89.50% of the $250 million aggregate principal amount of the Notes to be issued in the offering. The Company is offering the Notes within the United States to qualified institutional buyers in accordance with Rule 144A and outside the United States in accordance with Regulation S under the Securities Act. The Company intends to use the net proceeds from the offering to fund (or replenish cash that has been used to fund) open-market repurchases of its outstanding senior notes that it has made (or has agreed to make) since April 1, 2009. The Notes offering is expected to close on or about September 11, 2009, subject to customary closing conditions.
     The foregoing paragraph not constitute an offer to sell or the solicitation of an offer to buy any of the Notes nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Notes will not be registered under the Securities Act or applicable state securities laws, and are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. Unless so registered, the Notes cannot be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.”
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO.
Item 1. Summary Term Sheet
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.
     (a) Name and Address.
     Beazer Homes is the issuer of the securities subject to the Exchange Offer. The address of Beazer Homes’ principal executive office is 1000 Abernathy Road, Suite 1200, Atlanta, Georgia 30328 and the telephone number at that address is (770) 829-3700. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Beazer Homes; financial information” (Section 10) is incorporated herein by reference.
      (b) Securities.
     The subject class of securities consists of the Eligible Awards. The actual number of shares of restricted stock to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options and SSARs tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Exchange Program,” and the sections under the caption “The Offer” titled “Number of awards; expiration date” (Section 2), “Acceptance of Eligible awards for exchange and issuance of new awards” (Section 6), and “Source and amount of consideration; terms of restricted stock” (Section 9) is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the awards” (Section 8) is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule A to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Information concerning Beazer Homes; financial information” (Section 10) and “The Offer” titled “Additional information” (Section 17) is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
      (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning our securities” (Section 11) and “Legal matters; regulatory approvals” (Section 13) is incorporated herein by reference.

     (b) Other Material Information.
     The information set forth in the sections of the Offer to Exchange under the captions “Risks of Participating in the Exchange Program” and under “The Offer” titled “Information concerning Beazer Homes; financial information” (Section 10) is incorporated herein by reference.
Item 12. Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEAZER HOMES USA, INC.
Date: September 3, 2009	By:	/s/ Allan P. Merrill
		Name:	Allan P. Merrill
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for New Restricted Stock Awards, dated August 4, 2009.

(a)(1)(B)*	Election Form.

(a)(1)(C)*	Withdrawal Form.

(a)(1)(D)*	Form of Memo to Eligible Holders of Options and/or Stock-Settled Stock Appreciation Rights from Fred Fratto, titled “Commencement of Stock Option and Stock-Settled Stock Appreciation Rights Exchange Program,” dated August 4, 2009.

(a)(1)(E)*	Forms of Confirmation Messages of Receipt of Election and Withdrawal Forms.

(a)(1)(F)*	Forms of Reminder Messages.

(a)(1)(G)*	Form of Message Regarding Extension of Exchange Offer.

(a)(1)(H)	Supplemental Disclosure Regarding Recent Developments.

(b)	Not applicable.

(d)(1)	Amended and Restated 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, as filed with the Commission on August 8, 2008).

(d)(2)*	Form of Restricted Stock Award Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO.